UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

theMaven, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

88339B102

(CUSIP Number)

February 21, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.	Names of Reporting Person: Mark E. Strome
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 4,471,739
	6.	Shared Voting Power 1,500,000 (1)
	7.	Sole Dispositive Power 4,471,739
	8.	Shared Dispositive Power 1,500,000 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,971,739 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 19.4%
12.	Type of Reporting Person (See Instructions) IN

(1)	Consists of 1,500,000 shares of Common Stock beneficially owned by Strome Mezzanine Fund, LP, a Delaware limited partnership. Strome Investment Management, LP, a Delaware limited partnership, is the general partner of Strome Mezzanine Fund, LP, and Strome Group Inc., a Delaware corporation, is the general partner of Strome Investment Management, LP. Mr. Strome is the President and CEO of Strome Group, Inc. Mr. Strome shares voting and dispositive power over the Common Stock with the foregoing limited partnerships and corporation.

(2)	See Item 4 herein for a description of the transactions by the Mark and Tammy Strome Family Trust (the “Trust”) and Strome Mezzanine Fund, LP since February 21, 2017.

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ITEM 1.

(a)	NAME OF ISSUER.

theMaven, Inc.

(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES.

1500 Fourth Avenue, Suite 200

Seattle, WA 98101

ITEM 2.

(a)	NAME OF PERSONS FILING.

Mark E. Strome

(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE.

100 Wilshire Blvd., Suite 1750
Santa Monica, CA 90401

(c)	CITIZENSHIP.

United States

(d)	TITLE OF CLASS OF SECURITIES.

Common Stock, $0.01 par value per share

(e)	CUSIP NUMBER.

88339B102

ITEM 3.	Not Applicable.

ITEM 4.	OWNERSHIP.

(a)	Amount beneficially owned: 5,971,739

(b)	Percent of class: 19.4%

(c)	Number of shares as to which the reporting person has:

(i)	Sole power to vote or to direct the vote: 4,471,739

(ii)	Shared power to vote or to direct the vote: 1,500,000

(iii)	Sole power to dispose or to direct the disposition of: 4,471,739

(iv)	Shared power to dispose or to direct the disposition of: 1,500,000

On February 21, 2017, the Trust purchased 1,250,000 shares of Common Stock, which at the time totaled 5.4% of the outstanding Common Stock of the issuer. The Trust purchased additional shares of Common Stock on September 18, 2017, January 4, 2018, and March 30, 2018. The table below details the purchases made by the Trust from February 21, 2017 to the date of this Schedule 13G.

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Date	Shares of Common Stock Purchased	Total Shares of Common Stock Held	Percent of Class at Time of Purchase
February 21, 2017	1,250,000	1,250,000	5.4%
September 18, 2017	1,521,739	2,771,739	9.6%
January 4, 2018	1,200,000	3,971,739	12.2%
March 30, 2018	500,000	4,471,739	13.6%

On August 24, 2017, the Trust was revoked. The shares of Common Stock were subsequently awarded to Mr. Strome pursuant to a Binding Deal Memorandum dated May 23, 2018.

On June 15, 2018, Strome Mezzanine Fund, LP received a Common Stock Purchase Warrant (the “Warrant”) for 1,500,000 shares of Common Stock, which was exercisable upon issuance. The Warrant increased Mr. Strome’s beneficial ownership to the 5,971,739 shares of Common Stock as reported on this Schedule 13G.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: □

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Mr. Strome has shared voting and dispositive power over 1,500,000 shares held of record by Strome Mezzanine Fund, LP. Strome Investment Management, LP, a Delaware limited partnership, is the general partner of Strome Mezzanine Fund, LP, and Strome Group Inc., a Delaware corporation, is the general partner of Strome Investment Management, LP. Mr. Strome is the President and CEO of Strome Group, Inc. Mr. Strome shares voting and dispositive power over the Common Stock with the foregoing limited partnerships and corporation.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 26, 2018

/s/ Mark E. Strome

Mark E. Strome